As filed with the Securities and Exchange Commission on September __, 1999
                           Registration No. 333-70403
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT No. 3
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 --------------

                              RADYNE COMSTREAM INC.
             (Exact name of Registrant as specified in its charter)


       NEW YORK                       3665                       11-2569467
(State or jurisdiction          (Primary Standard             (I.R.S. Employer
 of incorporation or         Industrial Classification       Identification No.)
     organization                  Code Number)

                                 --------------

                             3138 East Elwood Street
                             Phoenix, Arizona 85034
                                 (602) 437-9620
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices)

                                 --------------

                   Robert C. Fitting, Chief Executive Officer
                              Radyne ComStream Inc.
                             3138 East Elwood Street
                             Phoenix, Arizona 85034
                                 (602) 437-9620
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 --------------

                                    Copy to:

                             John B. Wade, III, Esq.
                              Dorsey & Whitney LLP
                                 250 Park Avenue
                               New York, NY 10177
                    (212) 415-9311/(212) 953-7201 (Telecopy)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. |_|

     If this Form is filed to register additional securities pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                                 --------------
                         Calculation of registration fee


                                                   Proposed      Proposed
                                                    maximum       maximum         Amount of
Title of each class of             Amount to       offering      aggregate       registration
securities to be registered            be          price per   offering price        fee
                                   registered        unit
---------------------------------------------------------------------------------------------
Common stock, par value            4,745,076         $3.73      $17,699,133        $4,921
$.002                              Shares(1)
=============================================================================================
Subscription rights to             4,745,076
purchase common stock             Subscription       $0.00            $0.00         $0.00
                                     rights
---------------------------------------------------------------------------------------------
TOTAL                                                           $17,699,133        $4,921(2)


(1) Issuable upon exercise of rights which are being distributed to shareholders of Radyne ComStream Inc.

(2)  Previously paid.

--------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              Radyne ComStream Inc.
                              Cross Reference Sheet
                   (Pursuant to Item 501(b) of Regulation S-K)


S-2 Item Number and Caption                                 Location or Caption in Prospectus
---------------------------                                 ---------------------------------

1.  Forepart of the Registration Statement and
    outside front cover page of prospectus ............     Outside front cover page

2.  Inside front and outside back cover pages of
    Prospectus ........................................     Inside front and outside back cover page

3.  Summary information, risk factors and ratio of
    earnings to fixed charges .........................     Prospectus summary; risk factors

4.  Use of proceeds ...................................     Prospectus summary; purpose of the
                                                            rights offering and use of proceeds

5.  Determination of offering price ...................     Purpose of the rights offering and use
                                                            of proceeds

6.  Dilution ..........................................     Dilution

7.  Selling security holders ..........................     Not applicable


8.  Plan of distribution ..............................     Outside front cover page; the rights
                                                            offering

9.  Description of securities to be registered
    description of capital stock ......................     Outside front cover page; the rights
                                                            offering

10. Interest of named experts and counsel .............     Not applicable

11. Information with respect to the registrant ........     Outside front cover page; prospectus
                                                            summary; risk factors; purpose of
                                                            rights offering and use of proceeds;
                                                            price range of common stock; shares
                                                            eligible for future sale; description of
                                                            capital stock

12. Incorporation of certain information
    by reference ......................................     Where you can find more information

13. Disclosure of commission position on
    indemnification for securities act liabilities ....     Not applicable

                                   Prospectus
                              Radyne ComStream Inc.

                                4,745,076 shares
                   of common stock, par value $.002 per share
                                       and
                          4,745,076 subscription rights


================================================================================
                                                    Per share        Total
                                                    ---------        -----

Subscription price                                    $3.73       $17,699,133

Underlying discount                                     N/A               N/A
                                                      -----       -----------
Total proceeds to Radyne                              $3.73       $17,699,133
================================================================================


     The subscription rights

          o Each Radyne ComStream shareholder of record on April 16, 1999 will be entitled to purchase four shares of common stock for every five shares currently owned.

          o    The purchase price per share is $3.73.


          o The subscription rights expire at 5:00 p.m. New York time on October 25, 1999, unless extended.


     The common stock

          o One share is issuable upon the exercise of one subscription right.

          o Voting rights for the new shares will be equal to the voting rights of shares currently outstanding.

     The offering

          o    You cannot revoke a decision to exercise.

     Radyne ComStream's common stock is currently traded over the counter and is not listed on any securities exchange or quoted on Nasdaq.

                                 --------------

The information contained in this document is subject to completion and amendment.

You should carefully consider the risk factors on page 8 before purchasing any of the common stock. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 --------------


                The date of this prospectus is September __, 1999

                       Where you can find more information

     Radyne ComStream Inc. is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission. You may read and copy any reports or other information concerning Radyne ComStream at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also request copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Radyne ComStream's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Information concerning Radyne ComStream is not available from any securities exchange as our common stock is not traded on any securities exchange.

     Radyne ComStream filed a registration statement with respect to the shares of common stock and rights to purchase the common stock we are offering. Pursuant to SEC rules and regulations, this prospectus does not contain all of the information that you can find in such registration statement. You may read and copy this information in the same way as any other information that Radyne ComStream files with the SEC.

     Statements in this document concerning any document filed as an exhibit to the registration statement summarize all material provisions. Each of those statements is qualified in its entirety by reference to the complete document. For more detailed information, you should refer to the copy of the complete document filed as an exhibit to the registration statement. These documents, filed with the SEC, may be inspected and copied, and obtained by mail, from the SEC as set forth above and will be available for inspection and copying at the principal executive offices of Radyne ComStream at 3138 East Elwood Street, Phoenix, AZ 85034 during regular business hours by any interested securityholder of Radyne ComStream or his or her representative who has been so designated in writing.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC, including Radyne ComStream's annual, quarterly and current reports. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. The information incorporated by reference is an important part of this prospectus.

     This document incorporates by reference the documents set forth below which Radyne ComStream previously filed with the SEC. These documents contain important information about Radyne ComStream and its finances.

     Radyne ComStream incorporates by reference into this Prospectus:

          o its Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 1998, which contains audited consolidated financial statements for Radyne ComStream's latest fiscal year;

          o its quarterly report on Form 10-Q for the quarter ended June 30, 1999;

          o its quarterly report on Form 10-Q/A for the quarter ended March 31, 1999;

          o its quarterly report on Form 10-Q/A for the quarter ended June 30, 1998;

          o its report on Form 8-K/A filed on May 5, 1999, which contains audited financial statements of ComStream Holdings, Inc. for its fiscal years ended December 31, 1995, 1996 and 1997, unaudited financial statements of ComStream Holdings, Inc. for the nine months ended September 30, 1998, and pro forma financial information for the year ended December 31, 1997 and the nine months ended September 30, 1998 as if the acquisition of ComStream Holdings, Inc. took place effective January 1, 1997; and

          o the description of Radyne ComStream's common stock, $.002 par value, as contained in its registration statement on Form 8-A, filed with the SEC on March 8, 1984, as amended on July 25, 1988.

     Copies of our Annual Report on Form 10-K/A for the year ended December 31, 1998 and our quarterly report on Form 10-Q for the quarter ended June 30, 1999 accompany this prospectus. Other documents incorporated by reference may be obtained through the SEC and are available from Radyne ComStream without charge, other than exhibits, unless we have specifically incorporated by reference an exhibit in this document. You may obtain documents incorporated by reference in this document by making a request to Radyne ComStream by telephone at (602) 437-9620 or in writing at the following address:

               Director of Administration
               Radyne ComStream Inc.
               3138 East Elwood Street
               Phoenix, AZ 85034.

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that differs from such information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                     Summary


     The following summary is qualified in its entirety by reference to the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus.

                              Radyne ComStream Inc.

     Radyne ComStream Inc. and its subsidiaries design, manufacture and sell equipment used to receive data from, and transmit data to, satellites. We have engaged in the advanced design and production of digital data communications equipment for satellite telecommunications systems for over seventeen years.

     Singapore Technologies Pte Ltd through its wholly owned subsidiary, Stetsys Pte Ltd, and the latter's wholly owned subsidiary, Stetsys US, Inc., collectively, ST, owns approximately 91% of Radyne ComStream's common stock.

                               Recent developments

     Consistent with our new growth strategy, on October 15, 1998 we acquired ComStream Holdings, Inc. from Spar Aerospace Limited, a Canadian company. ComStream is an international provider of digital transmission solutions for voice, data, audio and video applications with offices in the United States, Singapore, Indonesia, China and the United Kingdom. We acquired ComStream in an effort to expand our core business, supplement our product lines and take advantage of ComStream's trademark and distribution channels, and based on our belief that the combined companies could realize certain synergies. - -


     The integration of ComStream into our ongoing operations has proceeded essentially as planned, resulting in revenues of $25,000,000 and an operating profit of $1,203,000 for the six months ended June 30, 1999. After interest expense of $1,098,000, net income for the six-month period was $105,000. Our results for the quarter ended June 30, 1999 were even better: income from operations of $965,000 and net income of $422,000. We will apply the proceeds of this offering to reduce our debt and, thus, our interest expense in subsequent periods. Of course, there is no assurance that our operating results will continue to improve.

     Our Compensation Committee and Board of Directors recently determined to recognize the significant achievements of our senior management in effecting the ComStream integration by awarding bonuses of $203,900 to Robert C. Fitting, Chief Executive Officer, $98,900 to Steven Eymann, Chief Technical Officer and $46,700 to Garry Kline, Chief Financial Officer. In addition, to further the goal of providing senior management an equity stake in the company, the Compensation Committee and the Board adopted a plan which will permit them to borrow funds from the company for the purpose of exercising stock options. Messrs. Fitting, Eymann and Kline will be able to borrow up to $200,000, $100,00 or $50,000, respectively. If the borrower continues to be employed by Radyne ComStream, we will forgive one-half of each loan (including interest at 5% per annum) on the first and second anniversaries of the loan and provide sufficient bonus compensation at those times to enable the employee to satisfy the resulting income tax obligation.

               Purpose of the rights offering and use of proceeds

     We intend to raise approximately $17,700,000 in gross proceeds from the rights offering to repay ST for the $10,000,000 of financing which it provided in connection with the ComStream acquisition and approximately $5,618,000 in principal amount from earlier working capital loans, plus interest. We expect to receive approximately $16 million of the aggregate $17,700,000 gross proceeds of the offering from ST upon the exercise of its rights.

     If we complete the rights offering, the maximum gross proceeds to Radyne ComStream would be approximately $17,700,000 before payment of related fees and expenses estimated to be $300,000. However, although ST informed us that it intends to fully exercise its rights, we do not know the extent to which others will exercise the rights that they receive. We will not reoffer shares underlying any unexercised rights to the public or otherwise reissue them. Therefore, the actual proceeds from the rights offering could be somewhat less.

     The Board of Directors has established the subscription price at $3.73 per share, which the Board determined to be the fair market value of the common stock based on the negotiated conversion price of the convertible note issued to Spar in connection with the ComStream acquisition. See "Purpose of the Rights Offering and Use of Proceeds."

                         Summary of the rights offering

The rights ........................ Radyne ComStream will issue to you four rights for every five shares of common stock that you held on the record date. We will distribute an aggregate of approximately 4,745,076 rights. Holders of the rights may purchase one share of common stock for each right that they exercise at the subscription price. We will not issue any fractional rights. Each right will entitle a shareholder to purchase one share of common stock at $3.73 per share.

Subscription price ................ $3.73 per share of common stock.

Record date ....................... April 16, 1999

Transferability of shareholder
rights ............................ The rights will be transferable, but we do not anticipate that there will be a market in the rights or that any exchange will list them for trading.


Expiration date ................... 5:00 p.m., New York time, on October 25,
                                    1999 unless the Board of Directors
                                    determines that a material event has
                                    occurred that necessitates one or more
                                    extensions of the expiration date to permit adequate disclosure of information concerning such event.

Procedure for
exercising rights ................. You may exercise rights by properly completing the subscription certificate
                                    evidencing your rights and forwarding the subscription certificate to the subscription agent or Radyne ComStream on or prior to the expiration date, together with payment in full of the subscription price with respect to your rights. In the alternative, you may use the guaranteed delivery procedures described below. If you use the mail to forward subscription certificates, we recommended that you use insured, registered mail. If time does not permit a holder of a right to deliver a subscription certificate to the subscription agent or Radyne ComStream on or before the expiration date, such person should make use of the guaranteed delivery procedures described under "Purpose of the Rights Offering and Use of Proceeds--Exercise of rights."


                                    The exercise of rights is irrevocable once made. Radyne ComStream will not pay interest on the money delivered in payment of the subscription price. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, we urge persons who wish to pay the subscription price by means of uncertified personal check to make payment sufficiently in advance of the expiration date to ensure that such payment reaches the subscription agent or Radyne ComStream and clears by such date. We urge you to consider payment by means of certified or cashier's check or money order. You may not exercise a right in part, and Radyne ComStream will not issue any fractional shares.


Persons holding shares, or
wishing to exercise rights,
through others .................... Persons who hold their Radyne ComStream Inc.
                                    shares and rights with a broker, dealer, commercial bank, trust company or other nominee should contact the appropriate institution or nominee and request it to effect the transactions for them.

Issuance of common stock .......... Radyne ComStream will cause the delivery of certificates representing shares of common stock issuable upon exercise of rights to the holder of such rights as soon as practicable after valid exercise of such rights. The subscription agent will hold funds received thereby until the issuance of the related shares.

Subscription agent ................ Continental Stock Transfer & Trust Company

Information ....................... Please direct any questions regarding this offering, including the procedure for
                                    exercising rights, and requests for
                                    additional copies of this prospectus, the subscription certificate or the notice of guaranteed delivery to Radyne ComStream Inc. at 3138 East Elwood Street, Phoenix, Arizona 85034, Attention: Director of
                                    Administration. Telephone: (602) 437-9620.

Maximum Shares of common
stock outstanding after the
rights offering ................... 10,704,954 shares based on 5,959,878 shares outstanding on June 30, 1999. Does not give effect to the 2,040,461 shares reserved for issuance upon the exercise of options previously granted or available for grant from time to time under our 1996 Incentive Stock Option Plan, 1,000,000 shares reserved for issuance under our 1999 Employee Stock Purchase Plan or the possible conversion of an outstanding convertible note into an additional 968,843 shares.

     For more information regarding this offering, including the procedure for exercising rights, see "The Rights Offering."

                         Federal income tax consequences

     The holders of common stock will not recognize taxable income for federal income tax purposes upon receipt of the rights and holders of the rights will not recognize any gain or loss upon exercise of the rights. See "Federal Income Tax Consequences" for a discussion of tax consequences that investors should consider in connection with this offering.

                                  Risk factors

     The purchase of common stock in the rights offering or the purchase of rights in the secondary market involves investment risks relating to Radyne ComStream, to the satellite data communications equipment industry in general and to this offering. Investors should read and consider carefully the information set forth under the heading "Risk Factors".

                               Exercise of rights

     The Board of Directors of Radyne ComStream makes no recommendation to holders as to whether a holder should exercise rights to purchase shares of common stock in the rights offering. In addition, the Board makes no recommendation as to whether you should purchase rights.

                                  Risk Factors

     An investment in the common stock or rights is highly speculative and involves a high degree of risk. You should invest in these securities only if you can afford the loss of your entire investment. Prior to making an investment decision, you should carefully consider, together with the other matters referred to in this prospectus, or incorporated by reference, the following risk factors.

We have a history of operating losses and we may never become profitable

     Radyne ComStream incurred losses from operations of $13,362,000 during the year ended December 31, 1998, $1,080,000 during the year ended December 31, 1997, $1,814,000 during the six months ended December 31, 1996 and $2,368,000 during the twelve months ended June 30, 1996. The Company's predecessor, Radyne Corp., had emerged from Chapter 11 protection in December 1994. Radyne ComStream has been largely dependent upon loans from controlling shareholders to satisfy its working capital requirements. Accordingly, one must consider the likelihood of Radyne ComStream's future success in light of Radyne Corp.'s bankruptcy in 1994 and the possibility of future operating losses, as well as the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. In addition, our future plans for Radyne ComStream are subject to known and unknown risks and uncertainties that may cause Radyne ComStream's actual results in future periods to differ materially from any future performance implied in this Prospectus or in our Annual Report.


Our dependence on ST for capital and the fact that some of our loans are callable could adversely affect our financial health and our ability to react to changes in our business


     Radyne ComStream has been largely dependent on a succession of short-term loans and guarantees from its controlling shareholder, ST, and affiliates of ST since it emerged from Chapter 11 protection on December 16, 1994. Prior to its acquisition by us, ComStream had been dependent on borrowings facilitated by Spar. At present, Radyne ComStream has short-term indebtedness to ST of $15,618,272, plus interest, payable on March 31, 2000, and has a $20,500,000 bank line of credit on which it owes approximately $9,420,000. In addition, Radyne ComStream owes Spar up to $3,614,000 plus interest in connection with the ComStream acquisition. We will use the proceeds from this offering to repay the loans from ST. Although Radyne ComStream's indebtedness to the bank or Spar is not supported by a guarantee or any other form of binding agreement, ST has provided the bank with a letter of awareness. All loans pursuant to the bank line of credit are demand loans. The bank could demand repayment at an inopportune time for Radyne ComStream and ST may not continue indefinitely to assist Radyne ComStream in maintaining such financing. Moreover, pending receipt of the proceeds of this rights offering, Radyne ComStream is in violation of a covenant under its bank line requiring Radyne ComStream to limit its indebtedness to twice its tangible net worth. Failure to realize substantially the anticipated net proceeds of this offering, could materially adversely affect Radyne ComStream's ability to repay its overall indebtedness, including its indebtedness to ST, and its financial condition. See "Purpose of the Rights Offering and Use of Proceeds."

If necessary additional financing is not available, our competitiveness may suffer and our plans for future growth may not be realized


     Based on our operating plan, we believe that in addition to the net proceeds of this offering, Radyne ComStream will require substantial additional financing in the next year. Specifically, we will need to pay up to $3,614,000 plus interest to Spar in connection with the ComStream acquisition. Accordingly, there can be no assurance that our resources will be sufficient to satisfy our capital requirements for such period. In addition to repaying debt, we anticipate that we may require additional financing in order to meet our current plans for expansion. Such financing may take the form of the issuance of common or preferred equity securities or debt securities, or may involve additional bank financing. We may be unable to obtain such additional capital on a timely basis, on favorable terms, or at all.

Our heavy dependence on international sales entails potential volatility in our operating results

     Radyne ComStream has dedicated substantial resources to penetrating markets in Europe, the Middle East, Canada, Latin America and Asia. While this activity fits with Radyne ComStream's long-term strategy, recent market volatility in Latin America and Asia may cause short-term problems which may have longer term negative effects. Export sales, as a percentage of net sales, were approximately 50% for the year ended December 31, 1998. As a result, the possibility of substantial future disruptions and the impact of events to date could have a material adverse effect on our business, financial condition and results of operations.


If we should be unable to recruit or retain key personnel, our ability to manage our business and keep our products competitive would be adversely affected


     Our future performance is significantly dependent on the continued active participation of Robert C. Fitting, President and Chief Executive Officer, and Steve Eymann, Executive Vice President and Chief Technical Officer. Should either of these key employees leave or otherwise become unavailable to us, Radyne ComStream's business and results of operations could suffer. Our continued ability to attract and retain highly skilled personnel is critical to the operations and expansion of Radyne ComStream. To date, we have been able to attract and retain the personnel necessary for our operations. However, we may not be able to do so in the future, particularly as we expand the business. Any inability to attract and retain personnel with the necessary skills when needed could materially adversely affect our business and expansion plans.


The risk of obsolescence of our products from rapid technological change requires substantial expenditures on product improvements


     The technology used in modems, converters and related equipment changes rapidly. Radyne ComStream's competitors may succeed in developing or marketing products or technologies that are more effective and/or less costly and which render our products obsolete or non-competitive. In addition, new technologies could emerge that replace or reduce the value of our products. For example, as more fiber cables come into service, the use of satellites for international telephony is slowing. Our success will depend in part on our ability to respond quickly to technological changes through the development and improvement of our products. Accordingly, we believe that we will need to allocate a substantial amount of capital to research and development activities in the future. There can be no assurance that Radyne ComStream's product development efforts will be successful. Failure to improve our existing products and develop new products could have a material adverse effect on our business, financial condition and results of operations.

The high cost of research and development reduces our profitability

     ComStream's future growth depends on increasing the market share for its new products, adapting existing satellite communications products to new applications and introducing new communications products that will find market acceptance and benefit from Radyne ComStream's established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. We expended $4,296,000 in the year ended December 31, 1998, on research and development activities. However, Radyne ComStream may not continue to have access to sufficient capital to fund the necessary research and development and such efforts, even if adequately funded, may not prove successful.

Competition in our industry is intense and can lead to reduced sales and market share

     We have a number of major competitors in the satellite communications field. These include large companies, such as Hughes Network Systems, NEC and California Microwave which have significantly larger and more diversified operations and greater financial, marketing, human and other resources than Radyne ComStream. We believe that we have been able to compete by concentrating our sales efforts in the international market and by emphasizing product features and quality. However, most of our competitors offer products which have one or more features or functions similar to those offered by Radyne ComStream. We believe that the quality, performance and capabilities of our products, our ability to customize certain network functions and the relatively lower overall cost of our products, as compared to the costs generally offered by Radyne ComStream's major competitors, have contributed to Radyne ComStream's ability to compete successfully. However, our major competitors have the resources available to develop products with features and functions competitive with or superior to those offered by us. Such competitors may successfully develop such products, which may prevent us from maintaining a lower cost advantage for our products. Moreover, we may experience increased competition in the future from these, other currently unknown competitors or future entrants to the business.


Our products could infringe on others' technology or vice versa, which could be costly


     Because patents often provide only narrow protection which may not provide a competitive advantage in areas of rapid technological change and because patent applications require public disclosure of information which may otherwise be subject to trade secret protection, Radyne ComStream has been cautious in obtaining patents on existing products. We have a number of patents, copyrights and other intellectual property rights in the form of software and integrated circuit designs. However, if our technology impermissibly utilizes the intellectual property of others, Radyne could experience material restrictions or prohibitions on the use of the technology. In such event, we might need to obtain licenses from third parties to utilize the patents or proprietary rights of others. We might be unable to obtain such licenses on acceptable terms or at all. In addition, in such event, we could incur substantial costs in defending against infringement claims made by third parties or in enforcing our own intellectual property rights. It should also be noted that some foreign countries in which Radyne ComStream's products are sold provide less protection to intellectual property than do the laws of the United States. Any misappropriation of Radyne ComStream's products could adversely affect our business.

Integrating a new corporate entity, such as ComStream, can be expensive and disruptive

     In pursuit of our business strategy, we recently acquired ComStream. The successful integration of ComStream is subject to risks commonly encountered in making acquisitions of companies or their services and technologies. Such risks include, among other things:

     o the difficulty associated with assimilating the operations and personnel of ComStream

     o    the potential disruption of our ongoing business,

     o the inability of management to maximize our financial and strategic position through the successful integration of acquired customers, network facilities, technology and distribution networks,

     o additional expenses associated with the amortization of acquired intangible assets,

     o the inability to maintain uniform standards, controls, procedures and policies, and

     o the impairment of relationships with employees as a result of the integration of new management personnel.

ST's control of Radyne ComStream may make our stock less attractive

     Upon the closing of this offering, ST, which currently owns approximately 91% of Radyne ComStream's outstanding common stock, will continue to maintain a substantially similar level of control. ST will, therefore, continue to have the ability to elect all of Radyne ComStream's directors and to control the outcome of all issues submitted to a vote of Radyne ComStream's stockholders. As a result of ST's substantial ownership interest in the common stock, it may be more difficult for a third party to acquire Radyne ComStream. A potential buyer would likely be deterred from any effort to acquire Radyne ComStream absent the consent of ST or its participation in the transaction.

We are subject to Section 912 of the New York Business Corporation Law, which restricts certain business combinations that are not approved by a corporation's board of directors.

You will experience immediate and substantial dilution in light of our net tangible book value deficiency

     Upon the closing of this offering, investors will incur immediate and substantial dilution in the per share net tangible book value of their common stock. At December 31, 1998, after giving effect to the receipt by Radyne ComStream of the maximum net proceeds of the rights offering, Radyne ComStream, would have had a pro forma net tangible book value (deficit) of approximately ($0.24) per share. Net tangible book value is the amount of Radyne ComStream's total assets minus intangible assets and liabilities. See "Dilution."

     To the extent that other shareholders exercise their rights, those shareholders who do not exercise their rights in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of Radyne ComStream. Radyne ComStream cannot predict the effect, if any, this offering will have on the market price of the common stock.


     Radyne ComStream currently has outstanding under the 1996 Incentive Stock Option Plan options exercisable to purchase an aggregate of 736,976 shares of common stock at an exercise price of $2.50 per share (in the case of 626,476 of such options, the optionee/employee would be entitled to a bonus of $1.72 per share upon exercise), 86,500 shares at $3.125 per share, 50,000 shares at $3.25 per share and 147,375 shares at $3.75 per share. Options on an additional 779,125 shares will become exercisable at between $2.50 and $3.75 per share over the next three years, assuming that the grantees' employment does not terminate prematurely. An additional 240,485 shares are available for options yet to be granted under the Plan. Exercise of the options granted under the 1996 Incentive Stock Option Plan would further reduce a shareholder's percentage voting and ownership interest. Moreover, up to 1,000,000 shares may be sold to employees at 85% of fair market value, pursuant to our 1999 Employee Stock Purchase Plan.


The large number of shares eligible for future sale may adversely affect our market price

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market subsequent to this offering pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the common stock and could impair Radyne ComStream's ability to raise additional capital through the sale of its equity securities or debt financing. Upon completion of this offering, if all rights are fully exercised, there would be approximately 10,704,954 shares of common stock issued and outstanding. Of these shares, Radyne ComStream believes that approximately 1,028,154 would be freely transferable. The remaining 9,676,800 shares would be held by ST and would be eligible for resale subject to the volume and manner of sale limitations of Rule 144 under the Securities Act.

Disclosures relating to low priced stocks may negatively affect liquidity

     Radyne ComStream's securities are subject to Rule 15g-9 under the Exchange Act which imposes additional sales practice requirements for broker-dealers which sell penny stocks to persons other than established customers and accredited investors as defined in Regulation D under the Securities Act. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.

     The SEC regulations define a "penny stock" to be any equity security not registered on a national securities exchange or for which quotation information is disseminated on Nasdaq that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Unless exempt, the rules require delivery, prior to a transaction in a penny stock, of a disclosure schedule prescribed by the SEC relating to the penny stock market. There are disclosure requirements relating to commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, there is a requirement for monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, such rule may adversely affect the ability of broker-dealers to sell Radyne ComStream's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

The market price of our shares has been volatile

     Radyne ComStream cannot predict the effect that this offering will have on the trading price of the common stock. There can be no assurance that the market price of the common stock will not remain below the subscription price or that, following the exercise of rights, a rights holder will be able to sell shares acquired in this offering at a price equal to or greater than the subscription price. Since Radyne ComStream emerged from bankruptcy, the price of the common stock, which trades in the over-the-counter market under the OTC Bulletin Board symbol "RADN", has varied widely and the price of the common stock or the shareholder rights may be subject to significant fluctuation in the future. There has been no prior market for the rights.

Parties on which we rely may have year 2000 technology problems that disrupt our business

     The Year 2000 issue concerns the fact that certain computer systems and processors may recognize the designation "00" as the year 1900 when it is intended to mean the Year 2000, resulting in system failure or miscalculations. Other potential date related errors may result from computer systems' inability to recognize the year 2000 as a "leap year", and such dates as 9 September 1999 (9-9-99), 1 January 2001 (1-1-01) may cause errors. All of these "date related issues" are commonly referred to as the "Year 2000" issue or "Y2K problem". Commencing in 1997, we began a comprehensive review of our information technology systems, upon which our day to day business operations depend, in order to determine the adequacy of those systems in light of future business requirements. Year 2000 readiness was one of the factors considered in the review process. We have completed that review and we believe that all mission critical systems at our Phoenix facility are Year 2000 compliant, whereas certain systems used at our San Diego facility require upgrading. We purchased and expensed the upgrades in 1998 and expect their installation to be completed in the third quarter of this year.

     Our Year 2000 readiness plan also involves the review of our non-information technology systems, a review which we consider to be complete. The only noncompliance which we discovered relates to certain date functions in diagnostic equipment, which functions we do not employ. However, it is possible that the scope of the Year 2000 problem could be greater than originally believed and that our efforts could prove inadequate.

     As part of our comprehensive review, we are continuing to verify the Year 2000 readiness of third parties (vendors and customers) with whom Radyne ComStream has material relationships. This is a particular concern in light of our reliance on overseas assembly operations. A Year 2000 readiness survey was sent to all of our material vendors and customers. We have received acceptable responses from all of our mission critical vendors. We expect to receive responses from 70% to 80% of our non-critical vendors. Efforts continue to obtain as many responses as possible. In any event, we may increase some inventory levels to mitigate any risk of inventory supply problems. We have also created a database to track responses, problems and follow-up plans. While our assessments of the readiness of our vendors are necessarily dependent upon their survey responses, we intend to test their stated compliance where we determine that to be a necessary and feasible step.

     In evaluating the potential impact of vendor Y2K noncompliance, we believe that the two worst case scenarios would likely be as follows. First, if the electric utility at either of our principal facilities were to black out, operations at that facility could essentially cease for the duration of the problem. At this point those utilities have provided reasonable assurances of their own Y2K compliance, although they are not in a position to rule out potentially relevant problems elsewhere on the power grid. Second, if one of our major circuit board suppliers were to report Y2K compliance, but then surprise us with a shut-down, our delivery schedule would be adversely affected. However, since our contingency plan includes maintenance of a three-month inventory of critical parts, we would expect to be able to replace the noncompliant vendor in a timely enough manner to avoid a product delivery delay of more than 30 days. However, we are not able to precisely determine the effect on results of operations, liquidity and financial condition in the event our material vendors and customers are not Year 2000 compliant. Our inability to accurately forecast such effects may prevent Radyne ComStream from taking necessary steps to rectify any Year 2000 problems in advance. Moreover it is impossible to predict the extent, if any, to which customers may allocate funds to the solution of their own Year 2000 problems instead of purchasing our products. We will continue to monitor the progress of our material vendors and customers and formulate a contingency plan if and when we conclude that a material vendor or customer may not be compliant.

     We have completed a review of our products and determined that all but one older ComStream product are Year 2000 ready. We are notifying purchasers and potential purchasers of this product, relatively few of which have been sold.

     While we believe our efforts to date are adequate to prevent any Year 2000 problem from having a material adverse effect on Radyne ComStream, our assessment may turn out to be inaccurate.


Year 2000 Readiness Costs
Project Statistics:
Cost to date (labor)                        $ 80,000
Estimated cost to completion                $75,000 to $125,000

          ====================================================================================================
                               Inventory      Assessment     Remediation     Unit Testing    System Testing
          ----------------------------------------------------------------------------------------------------
          Percentage           100%           100%           90%             50%             50%
          Completed
          Completion Date      4/30/99        6/30/99        7/31/99         8/31/99         9/30/99
          ====================================================================================================


               Purpose of the Rights Offering and Use of Proceeds

Establishment of subscription price

     The Board of Directors independently established the subscription price at $3.73 per share, which the Board determined to be the fair market value of the common stock at the time of its determination to conduct the rights offering. The Board made this determination based on the conversion price fixed in the convertible note issued to Spar in connection with the ComStream acquisition. Through arms length negotiations, the parties set this price at fifty cents below the average trading price of the common stock for the five trading days following the announcement of the ComStream acquisition and this offering.

Use of proceeds

     The maximum net proceeds we will receive from the sale of the rights, net of estimated expenses payable by Radyne ComStream, are estimated to be approximately $17,400,000. We intend to use substantially all of the net proceeds of this offering to repay indebtedness to ST.

     The indebtedness to ST which we intend to repay with the proceeds of this offering equals $15,618,272 in principal amount, with interest and maturities as follows:


      Date of Note           Principal      Interest Rate        Maturity

     January 5, 1998        $   500,000       6.84375%       March 31, 2000

     January 15, 1998       $ 4,618,272       6.84375%       March 31, 2000

     April 14, 1998         $   250,000         6.625%       March 31, 2000

     August 13, 1998        $   250,000          6.75%       March 31, 2000

     August 28, 1998        $10,000,000         6.375%       March 31, 2000

     Of this indebtedness, we borrowed $10,000,000 for the ComStream acquisition and the balance for short-term working capital purposes or to repay other indebtedness incurred for such purposes.

                                    Dilution

     The net tangible book value (deficit) of Radyne ComStream at December 31, 1998, was approximately $(19,910,000), or $(3.36) per share of common stock. Net tangible book value per share of common stock represents the tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of the rights and the common stock issuable pursuant to the rights, and the application of the net proceeds from such transactions, the net tangible book value (deficit) of the common stock at December 31, 1998 on a pro forma basis would have been approximately $(2,510,000) or $(0.24) per share. This represents an immediate increase in net tangible book value of $3.12 per share to existing shareholders and an immediate dilution to purchasers of common stock through the exercise of rights of $3.97 (106%) per share.


                                                                              Per share
                                                                          -----------------
     Rights offering price                                                           $ 3.73

     Net tangible book value (deficit) at December 31, 1998               $(3.36)


     Increase attributable to sale of common stock pursuant to rights     $ 3.12

     Pro forma net tangible book value after this offering(1)                        $(0.24)
                                                                                     ------

     Dilution to new investors                                                       $ 3.97
                                                                                     ======


(1) After deducting offering expenses of approximately $300,000 payable by Radyne ComStream.

     The foregoing computations exclude (i) 825,476 shares of common stock issuable upon exercise of outstanding stock options at an exercise price of $2.50 per share, 50,000 shares under options with an exercise price of $3.25 per share, another 335,000 shares under options with an exercise price of $3.125 per share and another 589,500 shares under options with an exercise price of $3.75 per share, as well as (ii) 1,240,485 shares reserved for future grants under Radyne ComStream's 1996 Incentive Stock Option Plan and 1999 Employee Stock Purchase Plan.

                               The Rights Offering

Subscription rights

     Shareholders will receive four rights for every five shares of common stock held on the record date, an aggregate of approximately 4,745,076 rights. Holders may purchase at the subscription price one share of common stock for each right held. The rights will expire on the expiration date. The rights will be transferable. Radyne ComStream will not issue any fractional rights.

Expiration date


     The rights will expire at 5:00 p.m., New York time, on October 25, 1999, except that Radyne ComStream reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of this Prospectus in order to permit time for the distribution of such information. After the expiration date, unexercised rights will be null and void. Radyne ComStream will have no obligation to honor any purported exercise of such rights received by the subscription agent or Radyne ComStream after the expiration date, regardless of the mailing date of the documents relating to such exercise, except pursuant to the guaranteed delivery procedures described below.


     If Radyne ComStream elects to extend the expiration date, it will issue a press release to such effect not later than the first business day following the most recently announced expiration date. In the event that Radyne ComStream elects to extend the expiration date by more than 14 calendar days, we will, in addition, provide prompt written notice of such extension to all rights holders of record.

Exercise of rights

     You may exercise rights by delivering to the subscription agent or Radyne ComStream at or prior to 5:00 p.m., New York time, on the expiration date:

     o the properly completed and executed subscription certificate evidencing such rights with any required signatures guaranteed, and

     o    payment in full of the subscription price for each right exercised.

     Such payment in full must be by check drawn upon a U.S. bank or postal, telegraphic or express money order payable to Continental Stock Transfer & Trust Company, as subscription agent; provided, however, that checks or money orders that you send directly to Radyne ComStream should be payable to Radyne ComStream Inc. Payment of the subscription price will be complete only upon

     o    clearance of any uncertified check, or

     o receipt by the subscription agent or Radyne ComStream, as the case may be, of any certified check drawn upon a United States bank or of any postal, telegraphic or express money order.

     If paying by uncertified personal check, please note that such funds may take at least five business days to clear. Accordingly, holders of rights who wish to pay the subscription price by means of uncertified personal check should make payment sufficiently in advance of the expiration date to ensure that such payment arrives and clears by such date and should consider payment by means of certified or cashier's check or money order.

     The address for delivery of subscription certificates and payment of the subscription price with respect to rights to the subscription agent is set forth below under "Subscription agent."

     If a holder of rights wishes to exercise rights, but cannot deliver the subscription certificate(s) to the subscription agent or Radyne ComStream prior to the expiration date, such holder may nevertheless exercise the rights if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     o the subscription agent receives payment in full of the subscription price for each rights share being subscribed for (in the manner set forth above) on or prior to the expiration date;

     o the subscription agent receives, on or prior to the expiration date, a Notice of Guaranteed Delivery from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), substantially in the form available upon request from the subscription agent whose address and telephone numbers appear under "Subscription agent" below. The Notice of Guaranteed Delivery must provide:

          o    the name of the exercising holder of rights,

          o the number of rights represented by the subscription certificate(s) held by such exercising holder of rights,

          o the number of shares of common stock for which the holder subscribes, and

          o a guarantee of the delivery to the subscription agent of any subscription certificate(s) evidencing such rights within three business days following the date of the Notice of Guaranteed Delivery; and

     o the subscription agent receives the properly completed subscription certificate(s), with any required signatures guaranteed, within three business days following the date of the Notice of Guaranteed Delivery relating thereto. Holders may deliver the Notice of Guaranteed Delivery to the subscription agent in the same manner as subscription certificates at the address set forth under "Subscription agent" below, or transmit it to the subscription agent by facsimile transmission (telecopy no. (212) 616-7610).

     A holder of rights who holds shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the record holder of such rights should complete the subscription certificate and submit it to the subscription agent with the proper payment. In addition, the beneficial owner of common stock or rights held through such a holder of record should contact the rights holder and request the rights holder to effect transactions in accordance with the beneficial owner's instructions.

     Signatures on the subscription certificate must be guaranteed by an Eligible Institution, unless the subscription certificate:

     o provides for delivery of the shares of common stock issuable upon exercise of the rights represented thereby to the holder, or

     o    is submitted for the account of an Eligible Institution.

     If the subscription certificate does not specify the number of shares of common stock being subscribed for, or the funds delivered are not enough to pay the subscription price for the number of shares specified, we will assume that the number of shares of common stock subscribed for is the maximum number that could be purchased with such funds.

     Holders should read these instructions carefully and follow them in detail.

     The method of delivery of subscription certificates and payment of the subscription price to the subscription agent or Radyne ComStream will be at the election and risk of the rights holder. We recommend that those who elect to mail such certificates and payments use registered mail, properly insured, with return receipt requested, with a sufficient number of days allowed to ensure delivery to the subscription agent or Radyne ComStream and clearance of payment prior to 5:00 p.m., New York time, on the expiration date. Because uncertified personal checks may take at least five business days to clear, rights holders should pay, or arrange for payment, by means of certified or cashier's check or money order.

     We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights, and our determinations will be final and binding. Radyne ComStream, in its reasonable discretion, may waive any defect or irregularity, or permit the correction of a defect or irregularity within such time as it may determine, or reject the purported exercise of any right. Subscriptions will not be acceptable until all irregularities have been waived or cured within such time as Radyne ComStream determines. Neither Radyne ComStream nor the subscription agent will be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

     Please direct any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus or the Notice of Guaranteed Delivery to Radyne ComStream at 3138 East Elwood Street, Phoenix, Arizona 85034, Attention: Director of Administration, telephone: (602) 437-9620.

No revocation

     A holder of rights who has exercised those rights may not revoke such exercise.

Fractional shares

     Radyne ComStream will not distribute fractional rights, and a holder may not exercise a right in part.

Method of transferring rights

     You may transfer all rights evidenced by a single subscription certificate by endorsing the subscription certificate for transfer in accordance with the accompanying instructions. You may transfer a portion of the rights evidenced by a single subscription certificate (but only in units to purchase whole shares) by delivering to the subscription agent a subscription certificate properly endorsed for transfer, with instructions to register such portion of the rights in the name of the transferee (and to issue a new subscription certificate to the transferee evidencing such transferred rights). In such event, we will issue a new subscription certificate evidencing the balance of the rights to the holder of the rights or, if the holder of the rights so instructs, to an additional transferee.

     Holders of rights wishing to transfer all or a portion of their rights (but only in units to purchase whole shares) should allow a sufficient amount of time prior to the expiration date for:

     o receipt of the transfer instructions and processing by the subscription agent,

     o issuance of a new subscription certificate and transmittal to the transferee or transferees with respect to transferred rights, and to the transferor with respect to retained rights, if any, and

     o exercise or sale of the rights evidenced by such new subscription certificates by the recipients of such rights.

     If time does not permit a transferee of a right who wishes to exercise its right to deliver its subscription certificate to the subscription agent on or before the expiration date, such transferee should make use of the Guaranteed Delivery Procedure described under "Exercise of rights" above. Neither Radyne ComStream nor the subscription agent shall have any liability to a transferee or transferor of rights who does not receive subscription certificates or new subscription certificates in time for exercise or sale prior to the expiration date.

     Radyne ComStream does not anticipate that anyone will make a market in the rights or that they will trade on any exchange. There is no assurance that any market will develop for the rights. In any event, trading in the rights will cease at the close of business on the business day preceding the expiration date.

Fees and expenses

     Except for the fees charged by the subscription agent (which Radyne ComStream will pay as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase or sale of rights will be for the account of the transferor of the rights, and neither Radyne ComStream nor the subscription agent will pay any of such commissions, fees or expenses.

     All fees and other expenses incurred in connection with the exercise of rights will be for the account of the holder of such rights, neither Radyne ComStream nor the subscription agent will pay any of such fees or expenses.

Subscription agent

     Radyne ComStream has appointed Continental Stock Transfer & Trust Company as subscription agent for this offering. The subscription agent's address, which is its address for delivery of subscription certificates and payment of the subscription price, as well as the address for delivery of any Notice of Guaranteed Delivery, is:


          Continental Stock Transfer & Trust Company
          2 Broadway
          New York, New York 10004
          (212) 509-4000


     The subscription agent will hold subscription price payments pending the application or return of such payments in accordance with the terms of this offering.

     Radyne ComStream will pay the subscription agent reasonable and customary compensation for its services in connection with this offering and will reimburse it for its reasonable out-of-pocket expenses.

     The Board of Directors of Radyne ComStream makes no recommendation to holders of rights with respect to whether a holder of rights should exercise rights to purchase shares of common stock or to investors with respect to whether an investor should purchase shares of common stock, or to persons with respect to whether a person should purchase rights.

                         Federal Income Tax Consequences

     In the opinion of Dorsey & Whitney LLP, counsel to Radyne ComStream, the following are the material federal income tax consequences of the rights offering to the holders of the rights (other than certain holders of the rights described in the following paragraph) upon the issuance, exercise, transfer and lapse of the rights.

     The following is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis, and on the accuracy of certain representations of Radyne ComStream. The following does not address tax consequences of this offering under state, local and foreign law. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, regulated investment companies, foreign entities, individuals who are not citizens or residents of the United States for federal income tax purposes, tax-exempt organizations or accounts and corporations affiliated with Radyne ComStream. The following is limited to those who have held the common stock, and will hold the rights and any common stock acquired upon the exercise of rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code. Capital assets held for longer than one year may give rise to long-term capital gain or loss.

     Issuance of the rights. Holders of common stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the rights.

     Basis and holding period of the rights. Except as described below, the basis of the rights received by a shareholder as a distribution with respect to such shareholder's common stock will be zero. If either:

     o the fair market value of the rights on the date of distribution is equal to 15% or more of the fair market value on such date of the common stock with respect to which the rights are received, or

     o the shareholder properly elects, in the shareholder's federal income tax return for the taxable year in which the shareholder receives the rights, to allocate part of the basis of such common stock to the rights, then upon exercise or transfer of the rights, the shareholder will allocate the basis in such common stock between the common stock and the rights exercised or transferred in proportion to the fair market values of each on the date of distribution. For example, a holder of 100 shares of common stock would receive rights to purchase 80 shares. If the shares were trading at $5.00 on the distribution date and the rights were trading at $1.00, the rights would have a fair market value of $80, which would be 16% of the shares' $500 fair market value. In this case, the holder would allocate the basis in the shares between the rights and the shares in proportion to such fair market value, i.e. 80/580 to the rights and 500/580 to the shares.

     The holding period of a shareholder with respect to rights received as a distribution on such shareholder's common stock will include the shareholder's holding period for that common stock in addition to the actual holding period of the rights.

     In the case of a purchaser of rights, the tax basis of such rights will be equal to the purchase price paid therefor, and the holding period for such rights will commence on the day following the date of the purchase.

     Transfer of the rights. A shareholder who sells the rights prior to exercise will recognize gain equal to any excess of the amount realized from the sale over such shareholder's basis (if any) in the rights sold. Conversely, if the shareholder's basis in the rights sold exceeds the amount realized on the sale, the shareholder will recognize a loss equal to that excess. Such gain or loss will be capital gain or loss if gain or loss from a sale of the underlying shares would be characterized as capital gain or loss at the time of such sale. Any gain or loss recognized on a sale of rights acquired by purchase will be capital gain or loss if the underlying shares would be a capital asset in the hands of the seller.

     Lapse of the rights. Shareholders who allow the rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, owned by such shareholders.

     Purchasers of the rights will be entitled to a loss equal to their tax basis in the rights, if such rights expire unexercised. Any loss recognized on the expiration of the rights acquired by purchase will be a capital loss if the underlying rights shares would be a capital asset in the hands of the purchaser.

     Exercise of the rights; basis and holding period of common stock. Holders of rights will not recognize any gain or loss upon the exercise of rights. The basis of the common stock acquired through exercise of the rights will be equal to the sum of the subscription price paid therefor and the holder's basis in such rights (if any).

     The holding period for the common stock acquired through exercise of the rights will begin on the date the rights are exercised.

     Information reporting and withholding. Under the backup withholding rules of the Internal Revenue Code, a holder of the rights may be subject to backup withholding at the rate of 31 percent with respect to payments made pursuant to this offering, unless such rights holder

     o is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

     o provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder of rights is not subject to backup withholding because of a failure to report all dividends and interest income.

     Any amount withheld under these rules will be a credit against such person's federal income tax liability. Radyne ComStream may require holders of the rights to establish exemption from backup withholding or to make arrangements satisfactory to Radyne ComStream with respect to the payment of backup withholding.

     The foregoing is for general information only. Accordingly, each holder is urged to consult with his or her own tax advisor with respect to the tax consequences of the rights offering applicable to his or her own particular tax situation, including the application and effect of federal, state and local income and other tax laws.

                           Price Range of Common Stock

     Radyne ComStream's common stock trades in the over-the-counter market under the OTC Bulletin Board symbol "RADN". However, there is no established trading market as actual transactions are infrequent. The following table sets forth the range of high and low trading prices as reported by the National Quotation Bureau, Inc. for the periods indicated. At April 16, 1999, Radyne ComStream had approximately 443 shareholders of record. Radyne ComStream believes that the number of beneficial owners is actually in excess of 1,600, due to the fact that a large number of shares are held in street name.

                                            High            Low
                                            ----            ---
          1997:

          First Quarter                     6               3-1/8

          Second Quarter                    3-1/4           3

          Third Quarter                     10-3/4          5

          Fourth Quarter                    10-1/2          4



                                            High            Low
                                            ----            ---
          1998:


          First Quarter                     5-1/4           2-7/64

          Second Quarter                    5               3

          Fourth Quarter                    5               2-1/2

          1999:

          First Quarter                     4-1/4           2-1/4

          Second Quarter                    3-3/4           2-1/2



On September 10, 1999 the last sale price of the common stock as reported by the OTC Bulletin Board was $2-3/4 per share.


                          Description of Capital Stock

Common stock

     The following summary description of the common stock is qualified in its entirety by reference to Radyne ComStream's Certificate of Incorporation.

     Radyne ComStream is authorized to issue up to 20,000,000 shares of common stock, par value $.002 per share, of which 5,959,878 shares are outstanding as of the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Holders of common stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of Radyne ComStream, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid and nonassessable.

Transfer agent

     Radyne ComStream has appointed Continental Stock Transfer & Trust Company as transfer agent for the common stock.

                         Shares Eligible for Future Sale

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market subsequent to this offering pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise could materially adversely affect the market price of the common stock and could impair Radyne ComStream's ability to raise additional capital through the sale of its equity securities or debt financing. Upon completion of the rights offering, if all rights are fully exercised, there would be approximately 10,704,954 shares of common stock issued and outstanding. Of these shares, Radyne ComStream believes that approximately 1,028,154 would be freely transferable immediately. ST would hold the remaining approximately 9,676,800 shares, which would be eligible for resale, subject to the volume and manner of sale limitations of Rule 144 under the Securities Act.


     The holders of options outstanding under our 1996 Incentive Stock Option Plan may purchase up to an aggregate of 1,799,976 shares of common stock. All of the shares issuable upon exercise of such options are covered by a currently effective registration statement on Form S-8. Of these options, 1,020,851 are presently exercisable and the remaining 779,125 will become exercisable over the next three years. In addition, up to 968,900 shares would be issuable in the event of conversion of the note held by Spar, and Spar would be entitled to certain registration rights which would require Radyne ComStream to file a registration statement for such shares. If Radyne ComStream were to register all of the shares underlying the Spar note and all of the optionees under our 1996 Incentive Stock Option Plan were to fully exercise their options, an additional 2,768,876 shares would be freely tradeable.


     Prior to this offering, there has been no established public market for Radyne ComStream's securities as trading in the common stock has been infrequent. Following this offering, Radyne ComStream cannot predict the effect, if any, that sales of shares of common stock pursuant to Rule 144 or otherwise, or the availability of such shares for sale, will have on the market price from time to time. Nevertheless, sales by the current stockholders of a substantial number of shares of common stock in the public market could materially adversely affect market prices for the common stock. In addition, the availability for sale of a substantial number of shares of common stock acquired through the exercise of rights or outstanding options under the Plan could materially adversely affect market prices for the common stock.

                                  Legal Matters

     Dorsey & Whitney LLP, New York, New York will pass upon certain legal matters for Radyne ComStream.

                                     Experts

     The restated consolidated financial statements for Radyne ComStream Inc. at December 31, 1998 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Radyne ComStream Inc. at December 31, 1997, for the year then ended, for the six months ended December 31, 1996 and for the year ended June 30, 1996, incorporated by reference in this Prospectus from our Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of ComStream Holdings, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in our Report on Form 8-K/A filed with the Securities and Exchange Commission on May 5, 1999, as set forth in their report, which is included and incorporated by reference in this prospectus. The consolidated financial statements of ComStream Holdings, Inc. are included and incorporated by reference in reliance on the report of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

                Special Note Regarding Forward-looking Statements

     Certain statements in the Prospectus Summary and under the captions "Risk Factors," "Purpose of the Rights Offering and Use of Proceeds", and elsewhere in this Prospectus constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Radyne ComStream, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions: the loss of, or the failure to replace, any significant customers; changes in business strategy or development plans; the timing and success of new product introductions; the quality of management; the availability, terms and deployment of capital; the business abilities and judgments of personnel; the availability of qualified personnel; and other factors referenced in this Prospectus. These forward-looking statements speak only as of the date of this Prospectus. Radyne ComStream expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Radyne ComStream's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

================================================================================


No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with this offering. If given or made, you should not rely upon such information or representation as having been authorized by Radyne ComStream Inc. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume based on the delivery of this Prospectus or the execution of sales under this Prospectus that the information in this document remains current.


                                  -----------


                               TABLE OF CONTENTS





Where You Can Find More Information .........
Summary......................................
Risk Factors ................................
Purpose of the Rights Offering and Use of
  Proceeds .................................
Dilution ...................................
The Rights Offering ........................
Federal Income Tax Consequences.............
Price Range of Common Stock ................
Description of Capital Stock ...............
Shares Eligible for Future Sale ............
Legal Matters ..............................
Experts ....................................
Special Note Regarding Forward-looking
  Statements ...............................





                                4,745,076 Shares

                              RADYNE COMSTREAM INC.


                                  common stock

                                  -----------


                                   PROSPECTUS


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by Radyne ComStream Inc. in connection with the issuance and distribution of the securities being offered hereby (items marked with an asterisk (*) represent estimated expenses):

     SEC Registration Fee ................................    $  4,921

     Legal Fees and Expenses .............................     150,000*

     Blue Sky Fees (including counsel fees) ..............      20,000*

     Accounting Fees and Expenses ........................      55,000*

     Transfer Agent and Registrar Fees ...................       7,500*

     Printing and Engraving Expenses .....................      50,000*

     Miscellaneous .......................................      12,579*
                                                              --------

     Total ...............................................    $300,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

New York Business Corporation Law, Article 7, enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been bad faith, intentional misconduct or a knowing violation of law, the payment of a dividend or approval of a stock repurchase which is deemed illegal, any other violation of Section 719 of the New York Business Corporation Law, or a financial profit or other advantage to which the director was not legally entitled. Radyne Corp's Certificate of Incorporation includes the following language:

          "SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director; provided that, except as hereinafter provided, this Article SEVENTH shall neither eliminate nor limit liability: (a) if a judgment or final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or
          (iii) the director's acts violated Section 719 of the New York Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article SEVENTH. If the Corporation hereafter may by law be permitted to further eliminate or limit the personal liability of directors, then pursuant hereto the liability of a director of the Corporation shall, at such time, automatically be further eliminated or limited to the fullest extent permitted by law. Any repeal of or modification to the provisions of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article SEVENTH immediately prior to such repeal or modification.

          EIGHTH: The Corporation may, to the fullest extent permitted by
          Section 721 through 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom it shall have power to indemnify under the said sections from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section of the Business Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which the persons so indemnified may be entitled under any By-Law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity by holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person."

ITEM 16. EXHIBITS

(a)  The following exhibits are filed herewith:

          EXHIBIT NO.


          2.1*           Stock Purchase Agreement dated August 28, 1998 between
                         Spar Aerospace Limited and Radyne ComStream Inc.
          5.1            Opinion of Dorsey & Whitney LLP
          8.1            Opinion of Dorsey & Whitney LLP
          10.1**         1996 Incentive Stock Option Plan
          10.2***        Employment Agreement with Robert C. Fitting (Radyne
                         Termsheet)
          10.3****       Lease for facility in Phoenix, Arizona
          10.4*****      Amendment to 1996 Incentive Stock Option Plan
          10.5+          Lease between ADI Communication Partners, L.P. and
                         ComStream dated April 23, 1997
          10.6+          First Amendment to lease between ADI Communication
                         Partners L.P. and ComStream dated July 16, 1997
          10.7+          Second Amendment to Lease between Kilroy Realty, L.P.
                         and ComStream dated November 18, 1998
          10.8+          Indemnity Agreement between Pacific Bell Corporation
                         and ComStream dated  November 18, 1998
          10.9+          Letter Agreement between Spar and Radyne ComStream Inc.
                         dated November 18, 1998
          13.1+          Annual Report on Form 10-K/A for the year ended
                         December 31, 1998
          13.2+          Report on Form 10-Q for the quarter ended June 30, 1999
          23.1           Consent of KPMG LLP
          23.2           Consent of Deloitte & Touche LLP
          23.3           Consent of Ernst & Young LLP
          23.4           Consent of Dorsey & Whitney LLP (contained in the
                         opinion filed as Exhibit 5.1)

          23.5           Consent of Dorsey & Whitney LLP (contained in the
                         opinion filed as Exhibit 8.1)
          24.1+          Power of Attorney

------------------

*       Incorporated by reference from Registrant's Form 8-K filed on August 28,
        1998.

** Incorporated by reference from Registrant's Registration Statement on Form S-8, dated and declared effective on March 12, 1997 (File No. 333-23159).

*** Incorporated by reference from Registrant's amended Registrant Statement on Form S-1, dated May 8, 1997 and declared effective on May 12, 1997 (File No. 333-18811).

**** Incorporated by reference from Registrant's Annual Report on Form 10-K for the year Ended December 31, 1997.

***** Incorporated by reference from Registrant's Registration Statement on Form S-8, dated and declared effective on November 18, 1998 (File No. 333-67469).

+       Previously filed.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(30) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statements.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof.

(5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, Arizona on September 13, 1999.



                              RADYNE COMSTREAM INC.


                              By: /s/ Robert C. Fitting
                                  ----------------------------------------------
                                  Robert C. Fitting, President and Chief
                                  Executive Officer



                              By: /s/ Garry Kline
                                  ----------------------------------------------
                                  Garry Kline, Vice President-Finance (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



      SIGNATURE                                 TITLE                                  DATE

/s/ Robert C. Fitting              Chief Executive Officer, President           September 13, 1999
------------------------------
Robert C. Fitting



/s/ Garry D. Kline                 Vice President-Finance                       September 13, 1999
------------------------------
Garry D. Kline



/s/ Robert A. Grimes*              Director                                     September 13, 1999
------------------------------
Robert A. Grimes



/s/ Lim Ming Seong*                Chairman of the Board of Directors           September 13, 1999
------------------------------
Lim Ming Seong



/s/ Lee Yip Loi*                   Director                                     September 13, 1999
------------------------------
Lee Yip Loi



/s/ Dennis Elliot*                 Director                                     September 13, 1999
------------------------------
Dennis Elliot




* By: /s/ Robert C. Fitting
------------------------------
          Robert C. Fitting
          Attorney-in-Fact

                                  EXHIBIT INDEX


     EXHIBIT NO.


        5.1         Opinion of Dorsey & Whitney LLP
        8.1         Opinion of Dorsey & Whitney LLP
        23.1        Consent of KPMG LLP
        23.2        Consent of Deloitte & Touche LLP
        23.3        Consent of Ernst & Young LLP
        23.4 Consent of Dorsey & Whitney LLP (contained in the Opinion filed as Exhibit 5.1)
        23.5 Consent of Dorsey & Whitney LLP (contained in the Opinion filed as Exhibit 8.1)